Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation (Commission File No. 001-08661)

Form S-4 File No.: 333-206056

The following is a transcript of the third quarter 2015 earnings conference call and webcast hosted by ACE Limited on October 21, 2015 at 8:30 a.m. (EDT).

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EDITED TRANSCRIPT

ACE - Q3 2015 ACE Ltd Earnings Call

EVENT DATE/TIME: OCTOBER 21, 2015 / 12:30PM GMT

OVERVIEW:

Co. reported 3Q15 after-tax operating income of $897m or $2.74 per share.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

CORPORATE PARTICIPANTS

Helen Wilson ACE Limited - SVP of IR

Evan Greenberg ACE Limited - Chairman & CEO

Phil Bancroft ACE Limited - CFO

Juan Andrade ACE Limited - EVP of ACE Group Personal Lines & COO of ACE Overseas General

Joe Wayland ACE Limited - EVP & General Counsel

CONFERENCE  CALL  PARTICIPANTS

Cliff Gallant Nomura International - Analyst

Michael Nannizzi Goldman Sachs - Analyst

Ryan Tunis Credit Suisse - Analyst

Josh Stirling Sanford Bernstein - Analyst

Jay Gelb Barclays Capital - Analyst

Sarah DeWitt JPMorgan - Analyst

Vinay Misquith Sterne, Agee & Leach - Analyst

Jay Cohen BofA Merrill Lynch - Analyst

Ian Gutterman Balyasny - Analyst

Brian Meredith UBS - Analyst

PRESENTATION

Operator

Good day and welcome to the ACE Limited third quarter 2015 earnings conference call. Today’s conference is being recorded.

(Operator Instructions)

For opening remarks and introductions, I would now like to turn the call over to Helen Wilson, Investor Relations. Please go ahead.

Helen Wilson - ACE Limited - SVP of IR

Thank you and welcome to the ACE Limited September 30, 2015 third quarter earnings conference call. Our report today will contain forward-looking statements, including statements relating to company and investment portfolio performance;, pricing and business mix; economic and insurance market conditions; including foreign exchange; and completion and integration of acquisitions, all of which are subject to risks and uncertainties. Actual results may differ materially.

Please refer to our most recent SEC filings, as well as our earnings press release and financial supplement, which are available on our website, for more information on factors that could affect these matters. This call is being webcast live and the webcast replay will be available for one month. All remarks made during the call are current at the time of the call and will not be updated to reflect subsequent material developments. Now, I’d like to introduce our speakers.

First, we have Evan Greenberg, Chairman and Chief Executive Officer, followed by Phil Bancroft, our Chief Financial Officer, then we’ll take your questions. With us to assist with your questions are several members of our Management team. Now it’s my pleasure to turn the call over to Evan.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Evan Greenberg - ACE Limited - Chairman & CEO

Good morning. As you saw from the numbers, ACE had a great quarter with record earnings, record underwriting results, and good revenue growth in constant dollars. After-tax operating income of $897 million, or $2.74 per share, was driven by P&C underwriting income of almost $600 million.

Foreign exchange continued to cast a shadow in the quarter, impacting our premium revenue, income, and book value. Book value declined 1.5% due to FX and financial market volatility in both equity and fixed income markets. Our annualized operating return on equity was about 13%, an excellent return on shareholder capital.

Year to date, we’ve produced over $2.4 billion, or $7.38 per share, in operating income, which is essentially flat with prior year, in spite of about $85 million in foreign exchange headwinds. Strong underwriting gains and 6.5% premium revenue growth in constant dollars contributed to these results. Returning to the quarter, underwriting results were again simply excellent. Total P&C underwriting income growth was driven by strong, underlying current accident year results, positive prior period reserve development, and relatively low catastrophe losses.

The P&C combined ratio was 85.9% and the P&C current accident year combined ratio, excluding cat, was 89.2% versus 89.8% prior-year, so an improvement. All P&C divisions produced outstanding calendar year and current accident year results in the quarter. We were about two months into the conversion of the Fireman’s Fund business [stays paper]. We are on track and in fact, ahead of plan. As of today, both business retention and financial performance are ahead of our original projections. The retention rate as measured by premium is 87%.

The business we are not converting is in line with our expectations because it either does not meet our business profile our in our judgment is under priced. If you would like more color during the Q&A, Juan Andrade is prepared to answer your questions.

We’ve produced $549 million in investment income, down about 3% on a reported basis and 1% in constant dollars. A very good results given the interest rate and equity market environment and adverse FX movement. We continue to benefit from strong operating cash flow.

Turning to revenue growth, global P&C net premiums, which exclude agriculture, grew nearly 8% in the quarter in constant dollars. Foreign exchange negatively impacted global P&C by 7.5 points, nearly equal to our underlying growth. In North America, net premiums for P&C, excluding crop, grew 11%. In our large commercial business, ACE USA, net premiums grew just over 2%. In our two wholesale E&S businesses, ACE Bermuda and ACE Westchester, net premiums grew about 4.5% and 2.5%, respectively. We grew 11.5% in ACE Commercial Risk Services, which serves small to mid-market clients for specialty products.

Premiums in our US personal lines business were up 86%, driven by the addition of the Fireman’s Fund business. Excluding Fireman’s Fund, our high net worth personal lines business grew 14%; our highest growth rate of the year as we are also benefiting from increased submission activity and new business from over 300 Fireman’s Fund agents newly licensed with ACE.

Premiums in our agriculture business declined 3.5% as expected, due to lower commodity prices and fund selection. The crop business is in good shape and from what we see today, it appears that it will be an average crop year in terms of profit and loss.

Turning to our international operations, P&C net premiums in ACE International were up 9% in constant dollars, driven by Latin America with strong growth of 22%. Premiums in Asia Pacific were up 8%, while premiums in Europe were down 1%. In our London-based E&S business, premiums were down 12% as we continue to shed business in the London wholesale market.

In our A&H insurance business, net premiums are up about 6% globally in constant currency. A&H premiums internationally were up about 5.5%, led by Asia with growth of 15%. Premiums for combined insurance were up about 5%.

Net premiums written for international personal lines were up 18% on a constant dollar basis. In our Asia-focused international life insurance business, premiums were up almost 9% in constant currency. And finally in our [Global Re] business net premiums declined 9.5% due to market conditions.

I want to now say a few words about current commercial P&C market conditions. The underwriting environment continued to grow more competitive in the quarter for our commercial P&C business globally. With some exceptions, price declines accelerated modestly, though it varied by class of business and geography. All of the themes we’ve been saying in previous quarters remain true. Large account business, particularly shared and layered, is more competitive than mid-sized, wholesale is more competitive than retail, and property more so than casualty-related.

For our US commercial P&C business, general and specialty casualty-related pricing was flat in the quarter. Management and professional liability pricing was down 0.5% and property-related pricing was down 9%. New business writings in North America were down year on year, as one would expect, but it varies by class depending on the rates and terms we could secure. So, in fact, new business was up in certain targeted classes, including specialty small commercial, personal lines, professional lines, and A&H. Renewal retention levels are holding up well.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

For our US retail business, the renewal retention rate, as measured by premium, was 96%. Internationally, commercial P&C insurance market conditions also grew incrementally more competitive. Again, for the business we wrote, casualty rates were down 3%, property was down 7%, and financial lines rates were down 1%.

Generally speaking, pricing is not keeping pace with lost cost trends, though it varies by line and geography. We continue to execute strategies to ameliorate to the extent possible the impact of pricing on our combined ratio through a combination of mix shift, targeting classes with better margin, portfolio management that informs underwriting actions, including tighter individual risk selection, and pricing actions in more stressed areas. John Keogh, John Lupica, and Juan Andrade can provide further color on market conditions and pricing trends.

While the main event to talk about today and quarters to come I’m sure is our merger with Chubb, I want to fill you in on where we stand. We’re on track with obtaining all necessary regulatory approvals, in order to close hopefully early in the first quarter of 2016 as we had announced. We received necessary US antitrust clearance. As you all saw and we expect to announce, an overwhelmingly positive response from both companies’ shareholders following tomorrow’s extraordinary general meetings that will be held by each company.

Although the voting continues, based on the 80% of ACE shareholders who have cast their votes to date, approval of all Chubb-related proposals is running in the very high 90%s. We are making very good progress in our integration planning process. Things are moving very well with executives on both sides working in teams that represent all lines of business and support areas around the world addressing leadership, organizational structure, roles and responsibilities, and resource requirements.

We’re also establishing teams to work on future growth initiatives. The chemistry between both sides is excellent. Communication is good and we are building a detailed road map for integration that will allow us to hit the ground running when we close.

We’re learning more about each other and I think the admiration for each other’s people, business, and culture has only grown stronger. By way of a few examples, ACE people, starting with me, have a greater and growing appreciation for Chubb’s renowned global claims and risk engineering capabilities, its US branch and agency distribution system, and its training capabilities. Chubb people have a greater appreciation for ACE’s product breadth, global operations, risk appetite and insights, and speed at which we move.

Senior leadership is also working separately as a team to help facilitate cultural integration. Lastly, I will tell you that the reception we received from the agent and broker community, as well as from our customers, has been very supportive, very positive. For example, members of our senior management team from both ACE and from Chubb, including me, were in attendance two weeks ago at the Council of Insurance Agents and Brokers, or CIAB meeting, in Colorado Springs. It was an energy and an optimism in the room among our teams that signaled to our important distribution partners how excited we all are about our two companies coming together.

They all recognize the complementary nature of our companies. Frankly, the more we know and the more we learn about each other, the more bullish we are on the value creation opportunities we can create for our customers, our business partners, our employees, and our shareholders. With that, I’ll turn the call over to Phil and then we’ll come back and take your questions.

Phil Bancroft - ACE Limited - CFO

Thank you, Evan. In the quarter, investment income of $549 million benefited from our strong cash flow, private equity distributions, and call activity from our corporate bonds. Year to date, cash flow has essentially offset the impact of FX on our cash and invested assets, which are down $140 million on a reported basis and up $1.2 billion in constant dollars.

Our average new money rate is 2.9% versus our current book yield of 3.6%. For the past 12 months, our operating cash flow was $4 billion. As I’ve said in previous calls, our strong cash flow has offset the impact of lower reinvestment rates and we expect this trend to continue.

Our cash flow for the third quarter was $808 million. There are a number of factors that impact the variability in investment income including the level of interest rates, prepayment speeds on our mortgages, corporate bond call activity, private equity distributions, and foreign exchange. We currently expect our quarterly investment income run rate to be $540 million.

Net realized and unrealized losses were $1.16 billion after tax. This included losses of $309 million in our investment portfolio, primarily due to widening of credit spreads on our corporate bonds, a $313 million loss from the mark-to-market impact on our variable annuity reinsurance business, and a $548 million impact on book value from foreign exchange.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

FX impacted tangible book by $345 million. Our investments remain in an unrealized gain position of $1.3 billion after tax. Since September 30, we have recovered a substantial portion of these marks, almost $450 million, including a positive mark on the investment portfolio of $200 million.

Our net loss reserves were up $212 million, adjusted for foreign exchange, and our paid to incurred ratio was 94%. We had positive prior period development of $210 million pretax with about one quarter from short tail lines and three quarters from long tail lines from accident years 2010 and prior.

This included $76 million of adverse development for legacy environmental liability exposures in our Brandywine runoff operation, which is included in our North American segment. As a reminder, we conduct our environmental review in the third quarter and our asbestos review in the fourth. Our prior period development also included the positive impact from the release of $79 million of an individual legacy liability case reserve and our overseas general and global re segments.

Pre-tax catastrophe losses of $72 million came from a number of worldwide events, including $22 million from explosion in Tianjin, $5 million from the Chile earthquake, and a balance of other events, including US flooding and Asian typhoons.

In the quarter, the Fireman’s Fund business made a one-time contribution of 0.75 points to the improvement in the combined ratio, due to the underwriting gain from the portfolio assumption. However, note the Fireman’s Fund contributed only $20 million to operating income with underwriting gains substantially offset by purchase accounting. On the other hand, foreign exchange negatively impacted operating income by $36 million.

As you can see on page 4 of the supplement, our A&H constant dollar operating income was down $6 million compared to last year’s quarter. We had positive reserve development of $8 million in last year’s quarter and negative development of $5 million this quarter. Excluding development, earnings growth was 6.1%. This business continues to perform very well.

Also on page 4 of the supplement, you’ll see life operating income is down $8 million. This is principally due to the run off of the [BA] reinsurance book. We are finalizing our plans for our $5.3 billion debt issuance in connected with the Chubb acquisition. We will make announcement in the near future. I’ll turn the call back to Helen.

Helen Wilson - ACE Limited - SVP of IR

Thank you. At this point, we’ll be happy to take your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Cliff Gallant, Nomura International.

Cliff Gallant - Nomura International - Analyst

Good morning. I have two questions. The first one -- and thank you, Phil, for the $22 million loss number for the Tianjin loss. When we see events like that in the news, from an insurance claim perspective, how should we think about losses like that? How does it differ from an event that we might see in the US?

And then my second question will really just follow up the -- you volunteered Juan Andrade to speak about the conversion rates of the high net worth business at Fireman’s, and I would love to hear more detail about it. How is the approach different between how Fireman’s is running and how you guys are? Are there any lessons that will applicable as you integrate another high net worth business?

Evan Greenberg - ACE Limited - Chairman & CEO

Your first question -- I don’t know how to answer your first question because I don’t know what you’re asking, really. Can you be more specific or rephrase it? It’s a man-made disaster that occurred in an urban center.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

The only difference, I’d say, really between that loss occurring in China than anywhere else has to do with the regulatory environment, and how you enforce the accumulation of toxic chemicals or other combustibles in an area like that. And so, the risk management, generally, and infrastructure of a more developing country versus a developed country. But other than that, if that’s what you’re getting at, there’s an answer. Other than that, I’m not sure I understand the nature of the question.

Cliff Gallant - Nomura International - Analyst

That is a good answer. I appreciate that.

Evan Greenberg - ACE Limited - Chairman & CEO

Again, on personal lines, before we dive into it, what would you like to know?

Cliff Gallant - Nomura International - Analyst

What is the conversion rate of the business -- of Fireman’s today? What challenges have you had? Have there been any surprises? Are there lessons applicable that you’ll apply when you look at the Chubb book?

Evan Greenberg - ACE Limited - Chairman & CEO

Before Juan gets into that with you, I want to make sure you understand something about the Chubb book versus the Fireman’s Fund. In the Fireman’s Fund, it’s a conversion. We are literally having to convert the customer from the policy they had with Fireman’s Fund, the statutory paper, to ACE paper. We did not buy the insurance company. We bought the renewal rights to the business. When you put Chubb and ACE together, there is going to be no conversion. The customers will remain on the paper they were on.

With that, let me turn it over to Juan.

Juan Andrade - ACE Limited - EVP of ACE Group Personal Lines & COO of ACE Overseas General

Thank you, Evan. Cliff, what I would say, really, to start is a couple of things. I would reinforce the fact that our premium retention is running at roughly around 87%, which is really better than the expectations that we had when we did this deal.

Secondly, and as Evan mentioned, when we look at the total return aspect of the underwriting income from this business, it’s also running better than what we expected. I think in the six or so months since we closed this deal back on April 1, we have been able to successfully integrate over 500 new colleagues from the Fireman’s Fund. We’re very pleased with the talent and the skill that they have brought. We’ve created two new centers, one in O’Fallon, Missouri, and one in Bethlehem, Pennsylvania, that have really deepened our ability to provide even better claims service, even better operational servicing capabilities to our customers.

In addition to that, we’ve also onboarded about 357 new Fireman’s Fund agents that were not appointed with ACE prior to all of this. Those agents were associated with roughly over 400 storefronts, and that has generated some of the very positive momentum we’re seeing in the quarter from a new business standpoint as well. All of that, so far so good. We have received tremendous support from our distribution, both the fund distribution as well as the ACE distribution in all of this, and it’s, frankly, one of the reasons why we’re seeing the retention rates where they are.

Regarding the business that we’re not retaining, as Evan pointed out, I think there’s really a couple of specific reasons for that. One of those is really some of that business does not fit our target client strategy, meaning that it’s truly not high net worth business, so we are doing some selective re-underwriting there. I would say a second category is business that we don’t believe is adequately priced for the exposure, particularly in some cat-prone areas and, therefore, you see some of the business that we’re not retaining, which, again, all of that has been built into our models and really has been contemplated into our financials.

Cliff Gallant - Nomura International - Analyst

All right, thank you very much.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Evan Greenberg - ACE Limited - Chairman & CEO

You’re welcome.

Operator

Michael Nannizzi, Goldman Sachs.

Michael Nannizzi - Goldman Sachs - Analyst

Thanks. On the North America P&C business, the expense -- it looks like you had about 210 bps of improvement year over year; about two-thirds of that was expenses, and acquisition in particular. Second quarter in a row that that’s been down year over year. Is there something changing there -- reinsurance or some other attribute that’s driving that acquisition ratio down, or is that not something that we should think should continue?

Evan Greenberg - ACE Limited - Chairman & CEO

It’s going to continue. It’s going to continue for a period of time. We have a mix of business change. And we do have, selectively in that mix of business, more reinsurance, and the biggest impact to all of that has to do with the Fireman’s Fund business that we picked up.

Michael Nannizzi - Goldman Sachs - Analyst

Got it. Okay. On the other third being the underlying loss ratio, is it fair to assume that’s weather or lack of weather, or is that potentially some mix shift as well?

Evan Greenberg - ACE Limited - Chairman & CEO

You see current accident year, ex-cat. You understand how it looks without cat losses within it. We told you that there was some improvement due to the Fireman’s Fund, and when you adjust for that, you can see how the loss ratio is very stable year to year.

Michael Nannizzi - Goldman Sachs - Analyst

On apples to apples, if you were to control for those shifts then, pretty stable?

Evan Greenberg - ACE Limited - Chairman & CEO

Yes, sure.

Michael Nannizzi - Goldman Sachs - Analyst

Okay. I also saw ACE recently purchased -- (multiple speakers).

Evan Greenberg - ACE Limited - Chairman & CEO

Let me just say one thing. As you know, it’s up a little bit, and that’s a combination, on one hand, you’ve got price and trend, and on the other hand, you’ve got mix changes. And I do expect, over time, all things equal, you expect the loss ratios to rise a bit.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Michael Nannizzi - Goldman Sachs - Analyst

Got it. Great. Last, CoverHound -- the company mentioned that it had taken a stake or there was a release that ACE had taken a stake in that company. Can you talk about -- if I remember right, the release mentioned some business through Fireman’s Fund that was being placed. Can you talk about strategically what benefit that provides, and is there also some opportunity with the new Chubb book to leverage that relationship as well? Thanks.

Evan Greenberg - ACE Limited - Chairman & CEO

I’m not going to talk much about it. The only thing I’m going to tell you is, I think, in your mind, you linked Novato, California, with San Francisco, California -- linked Fireman’s Fund and CoverHound -- because we didn’t put any linkage -- there is no linkage between Fireman’s Fund and CoverHound. And we’re not doing any personal lines business with CoverHound, and we really have no plans to.

We like CoverHound. We like what we see in terms of their technology and their development and their algorithms to match customer to the right insurer. They’re very thoughtful people, and stay tuned as to what more, over time, we may do with CoverHound.

Michael Nannizzi - Goldman Sachs - Analyst

Great, thank you.

Evan Greenberg - ACE Limited - Chairman & CEO

You’re very welcome.

Operator

Ryan Tunis, Credit Suisse.

Ryan Tunis - Credit Suisse - Analyst

Thanks. My first question is just on the life segment. Obviously, we’ve had this headwind from the VA runoff the last couple of years. It sounds like international life insurance growth still remains pretty strong. I’m just wondering if there’s any visibility on when you might see that cross over where growth from either US A&H or international life might be enough to offset that headwind?

Evan Greenberg - ACE Limited - Chairman & CEO

Yes, that’s a really good question. We look at that all the time. The international life business was in a loss-making position because it was greenfield and we were continuing to invest to grow it, to build it, because you know building distribution, agency distribution is costly. We kept plowing into it. It crossed over last year, this year, into a positive earnings position. Its earnings over the next year, two, and three will accelerate significantly and will overcome that number. Our projections are, over the next five years -- so, it has to happen year by year -- but that it will be a meaningful -- international life will become a meaningful contributor to ACE’s earnings.

Ryan Tunis - Credit Suisse - Analyst

And I guess, just to try -- by meaningful, $100 million, more than that?

Evan Greenberg - ACE Limited - Chairman & CEO

To be meaningful in ACE, it has to have -- it has to be in the -- you have to have hundreds of millions to be meaningful to ACE.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Ryan Tunis - Credit Suisse - Analyst

Okay, understood. My second one was on professional lines and combining the two companies. Whether it’s right or not, I think we think about Chubb as writing more primary layer, professional lines business; ACE writing a little bit more excess or large case. How do you think about the opportunity longer term integrating those two businesses? Is that the type of process that could cause near-term disruption because of any customer overlap?

Evan Greenberg - ACE Limited - Chairman & CEO

No, not that much -- very little, as we look at it. I think you’ve got it partially right. I think we look at it this way: Chubb is so strong in middle market and small customer professional lines business, and there, of course, it’s not a shared and layered business. You’re writing it ground up.

In the shared and layered, the large account business, ACE is a very meaningful primary writer, as well as an excess writer, as well as an individual DIC writer, which is major Side A coverage. Chubb, as well, writes in the large account space. We don’t see an overlap, by the way -- to the degree we are able to look at our concentrations of customer, we don’t see an overlap that gives us concern, and we don’t see an overlap of significance.

Ryan Tunis - Credit Suisse - Analyst

Okay, that is helpful.

Evan Greenberg - ACE Limited - Chairman & CEO

The franchise balance between the two -- one is more large account brokerage-oriented, and one is more agency and middle-market oriented, though they’re both in each other’s space that way. It’s just going to enhance it.

Ryan Tunis - Credit Suisse - Analyst

Got it.

Evan Greenberg - ACE Limited - Chairman & CEO

Was that it, Ryan?

Ryan Tunis - Credit Suisse - Analyst

That’s it. Thanks, Evan, I appreciate it.

Evan Greenberg - ACE Limited - Chairman & CEO

You’re welcome.

Operator

Josh Stirling, Sanford Bernstein.

Josh Stirling - Sanford Bernstein - Analyst

Good morning. Thank you for taking the call. Evan, I was hoping I could start with a big-picture question on strategy, if you don’t mind? I know you take a long-term view of the Business, and I’m wondering if you can walk us long term how you’re thinking about growth? If we look back, the past decade, you’ve organically added a lot of products, you’ve done bolt-on acquisitions, entered new markets, and you took advantage more recently of a hardening market to accelerate the top line. But now

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

that the market’s softening, and you’ve got Chubb to digest, I’m wondering how we should think about growth as we look out the next 5 or 10 years? Looking at the portfolio today, given all you’ve built, what do you think a long-term run rate for growth would be -- either the number you’re shooting for internally, or what we should think of as a sustainable target? Thank you.

Evan Greenberg - ACE Limited - Chairman & CEO

I’m not putting out a long-term growth target, but I’m going to give you a picture, and I appreciate the horizon you’re taking of 5, 10 years. I’ll deal just within the five-year period right now. We’re already putting together teams to focus on what we see as meaningful growth opportunities, target opportunities. Chubb has approximately 4,500 agents in the United States who it has a deep relationship with. Chubb has industry verticals in the middle market, with deep product capability based on insights they have into those customer cohorts that they’ve done a lot of study and a lot of work on -- very thoughtful.

Our ability to add -- and we can see it -- a middle market-oriented specialty products to the Chubb core portfolio to enhance industry verticals, grow them, to enhance general market customer -- those customers, in many instances, in the products we’re contemplating together are already buying those products. And in many cases, those agents are already selling those products; they’re just not doing it for Chubb. Or that agent is not selling it to that customer, someone else is. And we see a whole lineup of that, on one hand.

Number two, the small commercial space is an area -- a very big marketplace -- and it’s an area that ACE has been endeavoring along in a specialty way. Chubb has been contemplating, and Chubb brings traditional product capability that ACE doesn’t have. ACE brings specialty product capability and some technology that Chubb doesn’t have. And Chubb brings distribution that is awesome to be able to move into that space. We see a very large opportunity that way.

And two other things on the US, when we think about it -- in the upper middle-market area, ACE doesn’t have a good traditional product offering in commercial auto, in risk transfer comp. Chubb brings us capability in that area that will enhance our presence. You have to be mindful of underwriting cycle, and sometimes it’ll be a greater opportunity than others, and it is one of the death valleys -- there are a few of them -- of the insurance industry, so you have to be very careful. I make those comments so you understand we’re well informed about all that; we’re underwriters. But that is a real opportunity for us to begin toeing into.

In the personal lines area, stay tuned. That’s a $41 billion, as we can tell, marketplace. We’ll have, between us, somewhere around $5 billion of that. There are a lot of customers out there who are not buying high net worth product, though they have the need of the coverages and the services that are provided. It’s a long term to grow that, and get them out of the traditional writers that they are with into a product that more meets their needs, and they’re not really price-conscious; they just don’t focus on it.

But the stay tuned is also about -- Masterpiece has been a leader in that industry. It really set the course. It may be time, in a reasonable period of time, to reveal Masterpiece 2.0. That’s on our radar screen.

When you get internationally, ACE has endeavored along both in brokerage and agency distribution, as you know. We’ve grown both large commercial and we have grown middle-market commercial business on the continent, in the UK -- modestly in those -- and in Latin America and Asia. Chubb colleagues that we will be adding bring us a lot more capability to add resource and industry verticals and product to our distribution and to our -- and to bring enhanced distribution and to enhance our presence in that market, and we see it in a meaningful way. There are three or four or five countries right now on our radar screen that we’re building plans to move into.

I think the growth will start to show -- it takes time to put in place. I think -- and we’ll find a way without gaming it in any way to reveal -- to show you the progress. It won’t be right away. But I think over the medium term, you look out a couple of years, you’re going to see meaningful additional revenue streams that the two of us as one Company will be able to get, that the two of us independently would never get. And over five years, I think it’s going to be very meaningful revenue that will throw off -- we’re underwriters, we’re looking for margin. It’ll throw off meaningful margin.

Josh Stirling - Sanford Bernstein - Analyst

That’s great, Evan. Thanks for being so comprehensive.

If I switch gears just briefly, the other side of the coin, integration and operating risk management, sometimes good deals flounder from lack of attention and details once you close (laughter). Ultimately, I’m wondering, as you think about the history of the industry, you think about other deals that went sideways, what are the big risks for integration and leveraging the franchise that you guys are aware of, and that you’re managing around to try to avoid them?

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Evan Greenberg - ACE Limited - Chairman & CEO

I can’t point with specificity to what -- knowing what the failures are; I don’t know them intimately, of others. I can give you my own sense of it though. And that is that somehow, you make a large acquisition and when it closes, it’s like victory. I did it. We’re done.

Frankly, from the day we announced -- I should say the day after we announced -- we dove right into what it’s going to take to integrate. We’re deep into integration planning. You really -- it is about detail. It’s about understanding and causing all your colleagues to understand, and everyone to conceptualize and then bring it down to a fundamental day-to-day action plan that you can execute.

What are your expectations as to the true resource required? What does the organizational structure look like? Who are the right people for it? And what is the right cost for that kind of a business or that kind of a service organization?

It has been, and is, a drains-up exercise that we’re going through. You want to get it done reasonably quickly. You can’t linger on it, or you’re internally focused too much. And then you’ve got to get on from the day you close with the implementation of it, and you can’t lose your appetite or your passion for the detail of it.

We’re looking at the detail all the time. Everyone is, as we plan it, and we know we’ve got short time till we have to begin executing. And that execution takes time. And it takes you -- when you run the cycle, it takes you two years to get other than mop-up done. You have to be relentless; you can’t lose your focus. You can’t get bored with it. You’ve got to know it has to happen, and you’ve got to -- and it takes leadership, to lead people. It’s a long march, and you’ve got to lead them from the beginning until the very end, and you’ve got to be intimate with it.

At the same time, you’ve got to, in parallel, create for your Organization the vision of why you’re doing it because you’re doing it for the greater good. You’re doing it for the efficiency. You’re doing it to be competitive. You’re doing it so you can invest, and you got to lead to it and show it, because in parallel, you’ve got to move on growth opportunities and show the positive at the same time you’re working on what is a difficult process of integration.

It takes a wide bench of managers, and the managers are the team that has to lead it, and that team is inclusive. It’s not a we and they. Very quickly, it is not ACE and Chubb. It is just Chubb, and it is all of us, and it’s getting people’s mental mind around that, that you are -- that’s who you’re dealing with, we’re all colleagues, let’s just get it done together. That’s the whole deal, man.

Josh Stirling - Sanford Bernstein - Analyst

Great, thanks for the color. Good luck. We’ll hear from you next quarter as Chubb.

Evan Greenberg - ACE Limited - Chairman & CEO

You got it.

Operator

Jay Gelb, Barclays.

Jay Gelb - Barclays Capital - Analyst

Good morning. I want to follow up on that comment, Evan -- on the high net worth market. I just wanted to clarify: Are you sizing the high net worth personal lines market at around $40 billion, of which the combined ACE/Chubb would have $5 billion currently?

Evan Greenberg - ACE Limited - Chairman & CEO

Go ahead, Juan.

Juan Andrade - ACE Limited - EVP of ACE Group Personal Lines & COO of ACE Overseas General

Jay, thanks for that.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Evan Greenberg - ACE Limited - Chairman & CEO

He may correct me.

Juan Andrade - ACE Limited - EVP of ACE Group Personal Lines & COO of ACE Overseas General

The US personal lines market is roughly about $250 billion. I think the last estimate that was out there from Conning and a few others estimates high net worth to be roughly in the $80 billion range. What we’re referring to in the $40 billion range is really our sweet spot and our target clients and what we’d like to go after. And so, when we think about our true client strategy of being high net worth, ultra high net worth customers, that’s really how we’re sizing that market.

Jay Gelb - Barclays Capital - Analyst

Okay, Juan. Why would the target market be half the total?

Evan Greenberg - ACE Limited - Chairman & CEO

Isn’t that big enough for you? (Laughter).

Jay Gelb - Barclays Capital - Analyst

$40 billion is plenty big.

Evan Greenberg - ACE Limited - Chairman & CEO

How about when we get close to that target, we’ll start arguing about the other $40 billion?

Juan Andrade - ACE Limited - EVP of ACE Group Personal Lines & COO of ACE Overseas General

That’s good, Jay. These are approximate numbers. The way that some of the firms out there, the consulting firms, et cetera, and the research firms identify high net worth is not exactly the way we do it. For instance, Conning and a lot of the folks out there will define anything over $1 million in value; our [holds] typically are over $2 billion and $3 billion in value and higher. So, we do identify a subset of that high net worth market. That’s really what we’re looking at.

Jay Gelb - Barclays Capital - Analyst

All right. That’s helpful. Then, I guess more for -- (multiple speakers).

Evan Greenberg - ACE Limited - Chairman & CEO

You meet our target customer.

Jay Gelb - Barclays Capital - Analyst

Actually, I am an ACE homeowners customer. I might not be your target market though.

With regard to the share buyback story -- (multiple speakers).

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Evan Greenberg - ACE Limited - Chairman & CEO

Buddy, you always are. Go ahead.

Jay Gelb - Barclays Capital - Analyst

With regard to share buybacks, can you clarify what the plan is for 2016, after the merger closes? And then, what you’re thinking about in terms of share buybacks as a percentage of annual earnings going forward?

Phil Bancroft - ACE Limited - CFO

What we’ve said is that for 2016, we expect no buybacks, and when it gets to 2017, we’ll let you know. We’ll see how the capital develops, and we’ll make that decision as we go into 2017.

Jay Gelb - Barclays Capital - Analyst

Historically, ACE standalone -- (multiple speakers).

Evan Greenberg - ACE Limited - Chairman & CEO

Buybacks are not the first thing on our mind.

Jay Gelb - Barclays Capital - Analyst

Okay. Historically, ACE has purchased around the equivalent of half of annual operating earnings, and Chubb was higher. Is that half level a potential starting point?

Evan Greenberg - ACE Limited - Chairman & CEO

What are you calling historic?

Jay Gelb - Barclays Capital - Analyst

2014. (Laughter).

Evan Greenberg - ACE Limited - Chairman & CEO

I’m thinking the last 12 years, buddy, and I don’t know that you’d come to that number.

Jay Gelb - Barclays Capital - Analyst

All right. Last one, if I can try on this one: ACE’s effective tax rate is in the low teens. Chubb’s in the mid-20%s, including the benefit for Chubb of a big municipal bond portfolio. Putting those two things together in year one after the transaction, is it then reasonable to expect that the new ACE/Chubb would have a higher tax rate than ACE on a stand-alone basis?

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Phil Bancroft - ACE Limited - CFO

That’s the way we have planned it. We’ve said that we don’t expect to see -- we don’t expect, or we [haven’t] built into our plans any changes to the reinsurance. As you know, our view has been, this deal stands up without that, and so that’s the way we’re going forward.

Jay Gelb - Barclays Capital - Analyst

That’s what I thought, too. Thank you.

Evan Greenberg - ACE Limited - Chairman & CEO

No material reinsurance.

Operator

Sarah DeWitt, JPMorgan.

Sarah DeWitt - JPMorgan - Analyst

Hi, good morning. Just a follow-up on the tax question: I would think there would be a substantial opportunity to put in some internal [quota] share reinsurance, and see some meaningful savings on the tax side as well. Could you just elaborate on why that wouldn’t be the case?

Evan Greenberg - ACE Limited - Chairman & CEO

No. We’re not going any further with that line of thinking. But if you want to elaborate on why you think there is that opportunity, we’re listening.

Sarah DeWitt - JPMorgan - Analyst

Okay, I think it’s a -- I think it would be like you’d leave any money on the table. I think that would be a meaningful additional revenue stream, in addition to the strategic sense of the deal. Okay, and then just moving on -- (multiple speakers).

Evan Greenberg - ACE Limited - Chairman & CEO

Sarah, I think you’re not thinking of it the right way, not the way we think about it. We don’t do internal reinsurance for tax planning purposes, and we never have. We do it for capital management purposes, and we do it around how we manage our risk exposures and where we pool capital and, therefore, pool risk so that we can manage volatility and we can manage our capital exposures that are spread around the world to be able to take the risks we take locally. So, if you think that way about it and you put your head around that, I think that then that leads you to a whole nother line of thinking, and I think you then understand why we’re not going to expand on that on the call.

Sarah DeWitt - JPMorgan - Analyst

Okay. Fair enough. The unfavorable development in the A&H business -- could you just elaborate on what drove that, and how we should be thinking about the run rate [life] earnings going forward?

Evan Greenberg - ACE Limited - Chairman & CEO

I think the A&H -- we had a positive prior period development last year, and so we just can’t project reserve development. This year, $6 million, it was noise and there’s nothing systemic. It was in a portfolio where we just saw that -- it’s a quite profitable portfolio, but the loss ratio was running a little bit higher in there then we had estimated. We adjusted for it and just raised it.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Sarah DeWitt - JPMorgan - Analyst

Okay, great. Thanks for the answers.

Evan Greenberg - ACE Limited - Chairman & CEO

You’re welcome.

Operator

Vinay Misquith, Sterne Agee CRT.

Vinay Misquith - Sterne, Agee & Leach - Analyst

Hi, good morning. The first question is on the soft issues with integration. I’m sure you’re doing a lot with the details -- a big question on the cultural integration. Evan, it would be helpful to hear from you as to your own experiences, and what’s being done on a Firm-wide basis to integrate two very different cultures.

Evan Greenberg - ACE Limited - Chairman & CEO

I have to tell you, the more we get in and look, and the more we work together, the more in my mind, and I think in the mind of my colleagues and I believe in the mind of our Chubb colleagues, those who have been working together, the cultural differences -- there are far more cultural similarities than cultural differences. And I think the differences have to do a lot with simply speed, and have to do with, in some areas, what we consider what management responsibilities or supervisory level responsibilities, how broad are your responsibilities?

I don’t think -- I think what’s so similar is our striving to execute with excellence, our striving -- we both put a lot of pride on technical excellence, whether it’s in underwriting or in claims or in product or in actuarial or in accounting. I think you find -- and that’s one of the things we’re seeing. Each one comes to the table and has sniffed the other one out as to -- how are you about -- how detailed are you? How deeply do you think about it? I think we find that the similarities are gratifying. When we listen to each other’s objectives, and what you concentrate on and focus on to execute your plans, what’s important to you? We speak in very similar ways. When we think about opportunities, we see it in a similar way.

Chubb is an older company, and has some of the attributes that we admire of an older company that is more mature in some ways in its processes and capabilities. I shout out claims to some degree, but more training and development and some areas like that. ACE has invested more in technology. I don’t mind saying that. As an example, we’re both deep into data analytics.

Culture requires -- now, to answer your question directly, it requires leadership and management to be extremely visible in the behaviors and exhibiting the behaviors that they expect of everyone else. It is not just what you say. It’s how you do it. People watch your actions, and then they listen to the exact words you use, not your description of culture, but how you live the culture. That is true of the senior-most leadership and how we all display it. That, then, is emulated by the leaders at the next level and on down, and it cascades. And that we’re all vigilant to reinforce that is important.

Yes, at the same time, we have groups working on what I’ll call the more mechanical lens of it, of language that we use in common so that we know what each other is saying, of being clear of, here are some of the behaviors that we all admire and should accelerate. What our brand identity is together, and so we give ourselves a name, a meaning behind the name of Chubb. Those are all things that we’re paying attention to, and that will happen here.

But finally, culture is also built on shared experiences, in my experience, and that is, the more people work together and have shared experience together, that’s what builds a common team spirit between yourselves. That’s how you take from what starts out as a little more sterile to absolute familiarity, and where people really are one because they’ve gone through it together, and you can’t short-circuit that. You can try to help it to happen and create those experiences. That will happen over time, and you pay attention and you be patient about that part.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Vinay Misquith - Sterne, Agee & Leach - Analyst

Okay, that’s helpful. The second question is on the small commercial initiative. My thoughts or my views about small commercial is that it’s more for low-touch business versus maybe the middle market to the higher end, which is more high touch, and that small commercial is driven by technology. Could you help me understand how long do you think you would take to build up your technology, and what sort of investment do you think it would entail for you to be a meaningful player in small commercial?

Evan Greenberg - ACE Limited - Chairman & CEO

Stay tuned, Vinay. We’re not going any further with a road map.

Vinay Misquith - Sterne, Agee & Leach - Analyst

Okay, all right, thank you.

Evan Greenberg - ACE Limited - Chairman & CEO

You’re welcome.

Operator

Jay Cohen, Bank of America.

Jay Cohen - BofA Merrill Lynch - Analyst

Thank you. A lot of my questions have been asked. One other question: Phil, I think you talked about a run rate of $540 million for investment income. I believe last quarter it was $550 million, although the new money rate is still the same at 2.9%. It’s not a big number, but what changed in the interim?

Phil Bancroft - ACE Limited - CFO

We have to make estimates of calls and private equity distributions, and in our view, the portfolio is turning over to the new money rate, even with the additional cash flow. We have FX as well, but we had it this quarter.

Evan Greenberg - ACE Limited - Chairman & CEO

The dollar has strengthened more, too, Jay.

Jay Cohen - BofA Merrill Lynch - Analyst

Got it. Thank you.

Operator

Ian Gutterman, Balyasny.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Ian Gutterman - Balyasny - Analyst

Thank you. Evan, first I just wanted to clarify -- I believe you said that you hope to close the deal in early first quarter, and if I recall, last call, you just said first quarter. Was I not listening closely enough last quarter, or was that a change?

Evan Greenberg - ACE Limited - Chairman & CEO

Ian, it’s like Kremlin-watchers. There’s no change, okay? We have no change of sentiment. We’re not worried about it. Yes, first quarter.

Ian Gutterman - Balyasny - Analyst

Got it. I just see how you obviously got through some approvals already, so I didn’t know if that sped things up.

I also wanted to ask on the personal lines, just to understand a little bit better the difference between how you go to market with Chubb and the Firemen’s deal? If I understood the way you were saying it, under Fireman’s, essentially that name doesn’t exist anymore, right, so you’re just going to market everything -- when they renew, it becomes ACE? And if you’re going to have two separate papers in the market going forward, it’s obviously -- I just know when I’ve shopped before, you get four or five names that got shown to you. It’s not like you get 20, like standard market personal auto. How, in the agents’ mind, are they going to have two -- are they going to have a representative from ACE and a representative from Chubb that they are going to deal with? How do you not confuse the agents is what I’m trying to get at, if they’re going to have two separate plans?

Evan Greenberg - ACE Limited - Chairman & CEO

Ian, it’s really simple. They’re going to have one Chubb person call on them. I’m going to ask you a question about your homeowners insurance. Here’s your test, buddy. You have an insurance company that you bought it from. Do you know the statutory company name on the paper -- the actual statutory company name? For instance, you buy from Chubb, you could be buying -- you’re buying Federal paper most of the time. Do you know it’s Federal or do you buy Chubb?

Ian Gutterman - Balyasny - Analyst

Understood, okay (multiple speakers).

Evan Greenberg - ACE Limited - Chairman & CEO

In this case, there’s going to be, under the Chubb brand umbrella, multiple statutory entities. And so, if you already have a statutory entity, if you bought from Chubb, you’re going to still have Chubb. There’s going to be one Chubb representative calling on your agent who’s servicing you. I hope you’re going to be one of our clients.

And so, the underlying paper won’t change. It may still say ACE American as an example or say Federal. That’s the only thing we’re saying. So, you have to distinguish the statutory, that’s it.

Ian Gutterman - Balyasny - Analyst

Understood. I wanted to make sure you weren’t going to market with -- Chubb was going (multiple speakers).

Evan Greenberg - ACE Limited - Chairman & CEO

Oh, no, no, no, we haven’t lost our minds.

Ian Gutterman - Balyasny - Analyst

Got it. That’s what I was worried about. Okay, got it.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Evan Greenberg - ACE Limited - Chairman & CEO

Boy, you guys -- you know I’ve had two where there’s been an emotional and an intellectual test here that you are concerned about us right now.

Ian Gutterman - Balyasny - Analyst

I do -- I am a Chubb client, so I just want to make sure you’re not going to take away my [sewer backup] from me.

Evan Greenberg - ACE Limited - Chairman & CEO

Your file is on Juan ‘s desk today. (Laughter).

Ian Gutterman - Balyasny - Analyst

You mentioned the asbestos usual analysis in Q4. Any changes you’re seeing in the environment? We’ve seen from others charges continue to tick up a little bit. It sounds like there’s a little bit of increase -- the typical increase in defense costs maybe a little worse. Maybe we’re getting more real [meso’s] as people are living longer. Any color you can provide -- is this business as usual, or does it feel like things have gotten a little worse?

Evan Greenberg - ACE Limited - Chairman & CEO

I think business as usual in what remains just a hostile environment. The liabilities are long dated and they’re in runoff, but we don’t see change to the environment. The legal environment has been hostile for years, and that remains. The mortality tables and meso’s living longer has been baked into the thinking in that environment.

You’re right that that is something we’ve been living with as a dynamic. The plaintiffs going to more peripheral industries and defendants, whether it’s pump manufacturers or those who make flooring, has been going for a number of years. What you end up with in development is really case-specific as the cases ultimately develop and settle, which is claims work much more than it’s actuarial work.

Ian Gutterman - Balyasny - Analyst

Got it. Okay. Great. I think that’s all I had; I’ll let someone else take it, thanks.

Evan Greenberg - ACE Limited - Chairman & CEO

Thanks.

Operator

Brian Meredith, UBS.

Brian Meredith - UBS - Analyst

Thank you. Evan, just a quick question here: Last quarter, I think you mentioned that even with the FX, you expected to see mid-single-digit revenue growth in the P&C business through year end. It doesn’t look like that’s achievable. What’s changed?

Evan Greenberg - ACE Limited - Chairman & CEO

FX.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Brian Meredith - UBS - Analyst

FX is just worse than you -- (multiple speakers).

Evan Greenberg - ACE Limited - Chairman & CEO

FX is worse, and that is primarily it. Asia and Latin America economically are a little slower, and you see some softness there, but that impacted us in the third quarter on the margin, but marginally. It was more FX was worse than -- we took another leg down. The dollar took another leg up, and you saw that, and that was not in what we had forecasted. We did not anticipate that -- [don’t know how] we would have.

Brian Meredith - UBS - Analyst

Great. Next question: What other regulatory approvals do you still need to close the Chubb transaction -- major ones?

Evan Greenberg - ACE Limited - Chairman & CEO

Sure, we need insurance department approvals. Six or seven, Joe is -- go ahead.

Joe Wayland - ACE Limited - EVP & General Counsel

We need approvals from six or seven state insurance departments, and we need approvals from about the same number of foreign regulators as well.

Brian Meredith - UBS - Analyst

Okay. And last question, Evan: ACE’s business is known as a very efficient operator out there, as one of the insurance company. I’m just curious, when you look at Chubb, what disciplines or what areas do you think you could make them more efficient? Are there areas that you have identified -- not so much merger synergies, but more what Chubb does.

Evan Greenberg - ACE Limited - Chairman & CEO

I don’t know enough, yet. I can tell you one thing, that what I -- they are thoughtful underwriters, thoughtful leaders that way in how they think about their domain and their business, and we’ve seen that. They’re thoughtful in how they manage claims, and a lot of expertise. I doubt we’re going to lend a lot of benefit to their fundamental underwriting thinking. I think they’ll be colleagues, and it will be on the margin that we’ll each find it.

I think some of our rigors and process around enterprise risk management and how we think about it and how we think about concentrations of exposure and how we think about using our own capital and industry capital to manage that -- I think that putting the two together, we will gain from that. I think we’ll both gain from the insights over time -- it’s not like throw the switch -- into the data and analytics of the two of us, in that regard.

I think that ACE -- Chubb has deep distribution knowledge and experience in agency that will help us, help ACE. On the other side of the coin, ACE has very broad distribution capabilities and experiences in other channels of distribution, including direct response, and we have technology in those areas that I think will, over time, we will mix and match for each other, and help improve our overall distribution management.

Brian Meredith - UBS - Analyst

Great, thank you.

Evan Greenberg - ACE Limited - Chairman & CEO

Thank you.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Helen Wilson - ACE Limited - SVP of IR

That’s all the time we have today. Thank you, everyone, for your time and attention this morning. We look forward to speaking with you again at the -- (technical difficulty).

Operator

This does conclude today’s conference call. Thank you, again, for your participation, and have a wonderful day.

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THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Cautionary Statement Regarding Forward-Looking Statements

All forward-looking statements made in this communication, related to the acquisition of Chubb or potential post-acquisition leadership, performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about expected officer appointments and the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common shares in connection with the acquisition; the failure to satisfy other conditions to completion of the transaction, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. Moreover, there is no certainty that the individuals identified as expected officers of the combined company will in fact remain employed by ACE or Chubb, respectively, through closing of the transaction. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus that was delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, “Risk Factors” in ACE’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, which was filed with the SEC on August 4, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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OCTOBER 21, 2015 / 12:30PM GMT, ACE - Q3 2015 ACE Ltd Earnings Call

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE has filed a registration statement on Form S-4, containing a preliminary joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus has been delivered to the shareholders of ACE and Chubb. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders may obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus contained in the registration statement on Form S-4, which has been filed with the SEC, and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

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